CLEARLY CANADIAN ACQUIRES MY ORGANIC BABY

INNOVATIVE ORGANIC BABY FOOD COMPANY
EMERGING AS LEADER IN FAST GROWING SECTOR

VANCOUVER, B.C., May 24, 2007— CLEARLY CANADIAN (OTCBB: CCBEF), is pleased to announce it has completed the acquisition of My Organic Baby Inc. (www.myorganicbaby.ca), Canada’s first full nation wide line of organic baby food.

“My Organic Baby is an incredible opportunity and provides yet another vehicle for top line revenue growth for Clearly Canadian,” stated Brent Lokash, President of Clearly Canadian. “Consumer spending on baby products has shown double digit growth during the last five years and more consumers are making the change to organic, especially where their children are concerned. Nothing is more important for a baby’s positive development than healthy and nutritious food. With national retail distribution and its wide product offerings, My Organic Baby is in a great position to capture the family’s desire for organic products for their children.”

My Organic Baby’s founders, David Reingold and Orlee Muroff will be joining the Clearly Canadian team and will play a critical role in expanding My Organic Baby. This will include the introduction of an organic product line for toddlers under the name My Organic Toddler and overseeing the roll out of all My Organic Baby’s products into the massive U.S. market place.

Mr. Lokash continued, “With its current listings in Canada’s leading national retailers of baby food and organic products, My Organic Baby is already establishing strong brand awareness, which is a cornerstone of our company.”

In connection with the acquisition of My Organic Baby, the Company has paid $400,000 CDN upon closing of the transaction; 615,000 restricted common shares of the Company, provided, that if a gain of $600,000 CDN is not realized from a sale of these shares within two years, the Company will pay any shortfall; and 3,750,000 warrants to purchase the Company’s common shares at a purchase price of US $4.00 per share, provided that if a gain of $3,750,000 CDN is not realized from a sale of the shares attached to the warrants within one year, the Company will pay any shortfall.

Additionally Clearly Canadian announced that James Dines has stepped down as Chairman of the Advisory Committee. Mr. Dines stated “I believe the course has been set, and the company fully understands and embraces the exponential benefits available through the continuous branding of Clearly Canadian as a recognizable and trusted name in the organic and natural sector. That was my original goal and with that accomplished I will leave it to this very capable management team to continue to execute the vision we have so diligently laid out for the future of Clearly Canadian.”

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the growth potential of My Organic Baby. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318